SEC FILE NO. 70-9599




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, INC.

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
                                          :
      SEC File No. 70-9599                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-9599 have been carried out in accordance with the Commission's Order dated April 14, 2000, as follows:


1.  Financial Statements
    --------------------
      A copy of the unaudited consolidated financial statements of MYR Group Inc. (MYR) (including a consolidated balance sheet and statement of income) as of and for the twelve months ended September 30, 2000 (the consolidated statement of income contained herein covers the period from April 26, 2000, the date on which MYR became a wholly-owned subsidiary of GPU, through September 30,
2000) is attached as Exhibit A.


2.  Schedule of Segment Revenue
    ---------------------------
      A schedule setting forth the segment revenue for the quarter ended September 30, 2000 for each of MYR's business segments (Exhibit B) is being filed separately pursuant to a request for confidential treatment under Rule 104(b) of the Act.


3.  Narrative Description of Principal Business Activities
    ------------------------------------------------------
Transmission and Distribution (T&D) Services:
--------------------------------------------

      During the quarter ended September 30, 2000, MYR performed significant T&D services for its customers. T&D services generated approximately 54% of MYR's total revenue for that period. MYR performed a significant portion of these services for utility companies in Texas, Tennessee, California and Colorado.

Telecommunication Services
--------------------------
      There was no significant business activity to report for the quarter ended September 30, 2000.

Traffic Signalization Services
------------------------------
      There was no significant business activity to report for the quarter ended September 30, 2000.

Commercial and Industrial (C&I) Services:
----------------------------------------

      During the quarter ended September 30, 2000, MYR performed significant C&I services for its customers. C&I services generated approximately 32% of MYR's total revenue for that period. Several projects, including MYRpower's continued work on a combined cycle merchant plant in the northeast, generated MYR's C&I services-related revenue.


4.  Services Provided to Associated Companies
    -----------------------------------------
      During the quarter ended September 30, 2000, services provided to the GPU Companies consisted of (i) Harlan Electric performing various distribution projects in New Jersey for Jersey Central Power & Light Company, and (ii) Harlan Electric laying underground cable in Pennsylvania for GPU Telcom Services, Inc. The total amount billed to the GPU Companies for performing such services was $3.6 million during the period.

      Also during the quarter ended September 30, 2000, GPU, Inc. provided $5 million of funding to MYR, in the form of a loan, for general working capital requirements.

                                    SIGNATURE



      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                       GPU, Inc.



                                       By:/s/ T. G. Howson
                                          -------------------------
                                       T. G. Howson
                                       Vice President and Treasurer











Date: December 6, 2000